Filed by SatixFy Communications Ltd. / Endurance Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Endurance Acquisition Corp.

Commission File No. 001-40810

Date: October 7, 2022

October 6, 2022

IPO Edge

“The Space Race II” with Intuitive Machines, AST SpaceMobile, Virgin Orbit, Planet Labs, Satixfy

John Jannarone (IPO Edge) (00:00:14):

Hello. Thank you for joining. I'm John Jannarone, editor-in-chief of IPO Edge, here with an exciting event, the second in our space race series. We're very, very fortunate to have not one, two, but five listed or soon to list companies that are available for all investors to consider. You also have a chance to ask any of these executives questions. I'll tell you more about that momentarily. We also have two advisors, one from Latham & Watkins, another from ICR. They're both very experienced in the space sector. We're going to talk to them about the capital markets, the process of going public and much more.

John Jannarone (IPO Edge) (00:00:49):

Before we kick things off and you meet our guests I'd like to point out to everyone how to ask questions. The easiest way to do that is right there on your Zoom terminal. You can just pop it in there and I'd say about 20 minutes in we will have an opportunity for everyone to ask questions, and then once again at the end of the show when we get close to the top of the hour.

John Jannarone (IPO Edge) (00:01:11):

Now of course, if you'd like to watch this again or if you can't catch the whole thing, please look for the replay which we'll publish almost immediately after, later this afternoon. You can find that on ipo-edge.com or under any of the five stock tickers of the companies that are listed here on your Bloomberg terminal or on Yahoo Finance. The replay will show up right there. I want to show everyone a quick slide here from our friends at Sentio, which we'd like to share. Oh, excuse me. Here's our list of panelists who you'll meet momentarily. We'll get to them one by one. But let's take a look at this data here. I think the amount of interest in this burgeoning industry is undoubtable, but one thing we like to show here is Google Trend data. And you can see searches for Starlink spiking, but generally trending up higher over time. Now SpaceX is a private company you can't invest in, but we also, believe it or not, have two companies that are in the telecommunications industry that you'll be able to meet and ask questions to later on once we kick things off.

John Jannarone (IPO Edge) (00:02:11):

With that, let's kick off with Intuitive Machines, and before you meet the CEO, Steve Altemus, we're going to play a video which actually features Steve, but then you'll meet the man in virtual flesh himself. Jarrett, let's check it out.

Steve Altemus (Intuitive Machines) (00:02:25):

Intuitive Machines was an idea scribbled on a napkin, to create a think tank that solved humanity's toughest problems, using the human spaceflight techniques, engineering methodologies and processes. And from that napkin sketch, we formed Intuitive Machines.

Steve Altemus (Intuitive Machines) (00:02:42):

In 2017, the National Space Council established Space Policy Directive-1, which was to return the United States to the moon. For Intuitive Machines that meant, for the first time in history, a US commercial company could build the infrastructure and the program to land softly on the Moon.

Speaker 8 (00:03:03):

Nova Control is go for launch.

Steve Altemus (Intuitive Machines) (00:03:05):

NASA has awarded Intuitive Machines three lunar missions, more than any other contractor. Beginning with our first mission to the moon in the first quarter of 2023, Intuitive Machines lays the foundation for the return of astronauts to the surface of the moon. In addition, it allows Intuitive Machines to cultivate a commercial business in cislunar space.

Steve Altemus (Intuitive Machines) (00:03:27):

Intuitive Machines' competitive advantage is in our advanced technologies, which enable our flights to the moon and extend across our four business units. Lunar access services, lunar data network services, orbital services and space products and infrastructure. From the beginning, Intuitive Machines was about solving humanity's greatest challenges. Returning United States to the moon for the first time in 50 years and opening up a cislunar economy is what this company's all about. This complement of business lines is what will help us achieve that.

John Jannarone (IPO Edge) (00:04:03):

All right, great. With that, I'm going to pass the baton to my co-editor, Jarrett Banks, who's going to bring in our first guest, Steve Altemus.

Jarrett Banks (IPO Edge) (00:04:11):

Thanks John, and welcome Steve to the program. Steve Altemus, CEO of Intuitive Machines, which is merging with Inflection Point Acquisition Corp. That's IPAX, I-P-A-X on the NASDAQ. Steve, welcome. Let's kick things off. Perhaps you could tell us about what opportunities you saw in commercializing cislunar space. And for those who don't know, cislunar being the space in between the earth and the moon.

Steve Altemus (Intuitive Machines) (00:04:46):

Well pleasure to be here, Jarrett. Thank you very much. Can folks see me okay on the video?

Jarrett Banks (IPO Edge) (00:04:54):

Absolutely.

Steve Altemus (Intuitive Machines) (00:04:56):

All right. So yes, it's been quite exciting. And like I mentioned in the video, back in 2017 and early 2018 the National Space Council declared the moon of strategic interest, and that NASA would lead the United States back to the moon. And what you've heard a lot about is the Artemis program. Well, Intuitive Machines has been tasked by NASA to do the precursor robotic missions of science and discovery to the moon. So we build the entire program and infrastructure to fly to the moon and land softly on the moon. That first opportunity that we've gotten for NASA, we fly their payloads and return their science data back to earth. Subsequently we've gone on to be awarded three missions to the moon, and we've set essentially an annual cadence of missions so that researchers and scientists, international partners and commercial partners can fly to the moon on a fairly regular basis.

Jarrett Banks (IPO Edge) (00:05:56):

Fantastic. Now we saw that video. I love seeing that old footage of the space era. Feels like we're entering a new era. But before we get to that, tell us why a SPAC? We heard about IPAX, why a SPAC and why now?

Steve Altemus (Intuitive Machines) (00:06:15):

Yes. Well, a SPAC is simply a mechanism to get into the public markets, and we have a fantastic opportunity for retailer investors, for the first time in history, to invest in space exploration or a space exploration company. So I think we wanted to highlight our growth plan and our performance. We have significant bookings and revenue as a company. And now with going public we have access to the capital we need to essentially fund our business plan moving forward and continue our growth, and continue our first mover advantage in this competitive market.

Jarrett Banks (IPO Edge) (00:06:54):

Okay. Now what are the next steps after raising, let's say, 100 million to 400 million?

Steve Altemus (Intuitive Machines) (00:07:04):

Yes. As you know, SPAC transactions have some variability in the amount of capital you raise. We've definitized a technology portfolio that we're going to develop with the capital that allows us to unlock revenue streams across our four business clients. That means growing our lunar lander, which is currently sized to take about 100 kilograms of payloads to the surface of the moon. We're going to grow that into what we call a Nova D class, which takes up about a metric ton of payloads to the moon. So we're evolving into a cargo carrier, a logistics cargo carrier to support human space flight.

Steve Altemus (Intuitive Machines) (00:07:42):

In addition, part of going to the moon is also about communicating to and from the moon. And so we have a ground network established around the world to communicate line of sight to the moon. So what we want to do is actually fill out our constellation of satellites around the moon, which give us communications 360 degrees around the moon, including on the far side of the moon, and then back to earth. With that constellation in place we can then set about establishing precision navigation so that any customer or any entity that wants to fly to the moon could use our data network and navigation services for pinpoint accuracy in their landing on the moon.

Jarrett Banks (IPO Edge) (00:08:24):

All right. That's very exciting. Now, how will your company, Intuitive Machines, continue to leverage government funding to diversify into more commercial missions?

Steve Altemus (Intuitive Machines) (00:08:36):

Yeah, great question Jarrett. Landing softly on the moon was the first step with NASA, and then establishing our commercial lunar distance network to be able to communicate to the moon was an essential element of being able to fly that mission. Well because we've had that as part of the lunar access, we now can offer that service commercially and to international partners and to other government agencies.

Steve Altemus (Intuitive Machines) (00:09:02):

And so we see, first, NASA as the point of the spear to take the US economy back to the moon. Then we're going to move and see the Space Force gain interest and traction in cislunar space. And we've also seen other nations around the world that are interested in putting payloads on the moon. And now with a regular cadence of missions that we plan every year, commercial entities can now rely on us to take them to the moon for whatever engineering demonstrations they want to perform. So that's the direction we're headed and that's the opportunity we are cultivating.

Jarrett Banks (IPO Edge) (00:09:40):

All right. We're going to keep the broadcast moving here. I'm going to bring in Dan Hart, the CEO of Virgin Orbit Holdings, that's VORB on Nasdaq. And of course, Steve, we're going to talk to you a little bit later in the broadcast.

Steve Altemus (Intuitive Machines) (00:09:53):

Okay, gotcha.

Jarrett Banks (IPO Edge) (00:09:55):

Okay. So first up, I've got another video and let's check that out.

Speaker 3 (00:10:02):

The morning of's an interesting thing. You're very excited, there's a lot of anticipation. There's a big element of trust and reliance upon the people who've built the rocket

Speaker 2 (00:10:24):

Ground on control. S-1 lock's load is complete.

Speaker 9 (00:10:28):

Copy that, and looks like auto 88, S-2 lock system [inaudible 00:10:31]. And let's begin.

Speaker 3 (00:10:32):

It's not unchartered territory anymore. We know what we're doing. We've done this before. We're getting confident, we feel good. Your imagination kind of stops. You go into muscle memory and then you deliver.

Speaker 2 (00:10:45):

LD comms, check the plan [inaudible 00:10:47]?

Speaker 4 (00:10:48):

Good morning. You ready to launch a rocket today?

Speaker 2 (00:10:48):

Ready to launch a rocket today.

Speaker 5 (00:10:52):

I got the update from Chase. They're in the racetrack. Clouds are from 30,000 feet up to 34,000 feet all through the racetrack. It's a solid cloud deck,

Speaker 2 (00:11:04):

Orbit [inaudible 00:11:04] one, are you good to take off? Orbit 21 calling [inaudible 00:11:09] one.

Speaker 9 (00:11:05):

Copy, airborne.

Speaker 6 (00:11:20):

We are in clouds at 17,000 with a whole G [inaudible 00:11:22]. Be aware, there are multiple layers of clouds up here, we're in the clear of the moment. I expect to go back into it in the racetrack.

Speaker 2 (00:11:24):

5, 4, 3, 2, 1. Terminal count initiated.

Speaker 6 (00:11:30):

[inaudible 00:11:30], accelerate.

Speaker 7 (00:11:29):

Forward base, LE-2. The rocket is on internal power.

Speaker 2 (00:11:36):

Vehicles in drop-ready mode.

Speaker 9 (00:11:38):

Copy, drop ready.

Speaker 2 (00:11:39):

Release, release, release. Good light.

Speaker 3 (00:11:53):

As I'm doing this right bank, I look out my window and I see this bright plume with this rocket just shooting into space. And it's a pretty awesome experience.

Speaker 2 (00:12:06):

Looks like we made it above the clouds and onwards to orbit. It's a beauty up here.

Speaker 6 (00:12:16):

Forward base [inaudible 00:12:17] we're expected on the ground, 23:35.

Speaker 6 (00:12:20):

It was fantastic today though, to show the capability we've got that we can get through that inclement weather, get the rocket to somewhere nice to be able to launch it, which was showing the capability that the airplane's got, which was great.

Jarrett Banks (IPO Edge) (00:12:49):

All right. Dan, welcome back to the program. How are you doing?

Dan Hart (Virgin Orbit Holdings) (00:12:53):

Great. It's great to be here.

Jarrett Banks (IPO Edge) (00:12:56):

Right. Well, that was a very cool video from you guys again. Now you've got a very international footprint. Tell us about the objectives of your space missions and how they differ between countries.

Dan Hart (Virgin Orbit Holdings) (00:13:09):

Well first of all, I mean, there're several different market areas. There's the traditional ones of commercial, civil and national security, but in the national security as well as the international area, the mobility of our system, the ability to take an airport and turn it into a space port, pretty much overnight, is a major differentiator. And so we've done that in Southern California where what you saw was one of the only launches ever done in Southern California. They've all been done by us, that have gone to orbit. And we're about to go to Cornwall in the UK and do the first launch in history from the UK. And we have agreements in Japan, in Poland, in Brazil, in Australia and other countries that are forming, where regions across the globe want to have access and the ability to get to space. And ours is a very light touch approach that allows them to do just that.

Jarrett Banks (IPO Edge) (00:14:10):

Fantastic. I hope you're getting a bit of a discount there with the US dollar versus the pound, but we'll save that for another time. How does Virgin Orbit drive higher revenue per launch?

Dan Hart (Virgin Orbit Holdings) (00:14:24):

Well, it really is through that differentiation. So number one, what we see is, across the board there are different levels of maturity and different customers and needs. And our focus is to really perform for the small satellite community and get them to where they need to get to when they need to get there. Traditionally they've gone on, and will continue to go on large rockets, right along with big satellites. But more and more, as business operations and strategies mature, getting to the right orbit to maximize either revenue from a certain population, or in the context of national security, getting a mission up over a region of the world when you need to get there. Or from a country's point of view, having that capability to get there when you need to as part of your economy, those are all unique differentiators. And as we go forward, the companies that can differentiate, that can really serve the community in all those ways, are the ones that are going to be successful. And that's what we're all about.

Jarrett Banks (IPO Edge) (00:15:42):

Fantastic. Now what's different about future launches that will generate more sales?

Dan Hart (Virgin Orbit Holdings) (00:15:50):

Well I mean, what we see is an industry that has gone through and is in the middle of a transformation. So we do see, as I just mentioned, commercial companies now moving from proof of concept into deployment and operation and then into sustainment. And each of those will have their own demands on launch. I mean, when you're in sustainment, getting the right satellite to the right gap in your availability is going to be important. That will help us. As national security community continues to drive forward on, not just planning 10 years ahead and doing the best they can with the assets that are in orbit, but actually responding by launching new assets when something happens on the world... Think Ukraine. Every one of us goes home and sees overhead imagery now, that I think some of us, like Planet, are providing. It's a normal part of our life that has crept in from space.

Dan Hart (Virgin Orbit Holdings) (00:16:59):

The ability to respond and really maximize the amount of assets over an area like that is really important, can be an enabler. There's environmental aspects, firefighting, disaster relief. In each area there's a need to be able to, and a real benefit to be able to respond. And a system like ours that can launch from any area, can fly out and put the rocket where it wants to be and get to any orbit, has a real advantage. And that's what we're going to drive to drive revenue and drive further into the market.

Jarrett Banks (IPO Edge) (00:17:38):

Yeah, that's a great point, actually, about the geopolitical and national security concerns. Of course, the last time we talked nothing was happening in Ukraine, and what a development that's been this year. Let's talk about some other revenue streams like launch support.

Dan Hart (Virgin Orbit Holdings) (00:17:59):

Launch support, as far as the infrastructure?

Jarrett Banks (IPO Edge) (00:18:02):

Yes.

Dan Hart (Virgin Orbit Holdings) (00:18:03):

Yeah. So I mean, space ports is an important part of our revenue going forward. And we're taking our first step, we're in the process of planning for this first launch in history from the UK, first launch in history from Western Europe. Where there's some ground equipment, eventually there could be an airplane deployed. And those are other revenue streams of providing the ability... The full kit, the full ability, not to campaign, but to have a presence and a regular cadence in the UK, in Poland, in Japan, in other regions. To where countries have sovereign capability. And it's sort of representative of the same kind of thing we've gone through with data sovereignty. Access to space is important and everybody's recognizing.

Jarrett Banks (IPO Edge) (00:18:58):

That's a great point. Now, a business like yours requires significant capital to ramp up, but will your cash needs become less demanding in the next couple years?

Dan Hart (Virgin Orbit Holdings) (00:19:12):

Well, naturally we've gone through now development, crossed that whatever chasm of death, if you will, into operation, which was great, an incredible day, a little over a year and a half ago, and now we've done four operational missions. So we're in what we call low rate initial production in aerospace, and we're scaling. And so we've gotten great support in getting to this point. It was really important to have investors like Virgin, Mubadala, long term visionary investors, and now we're continuing into scaling up, and as we do, we're starting to get revenue in. And so as a natural course of business revenue in is good, and as we scale, that will continually reduce the cash flow or the cash need, I should say, in capital over the years to come.

Jarrett Banks (IPO Edge) (00:20:13):

All right, let's break into our first mini panel. I'm going to bring John back into the mix. John, take it away.

John Jannarone (IPO Edge) (00:20:21):

Great, thanks a lot, Jarrett, so we're going to shift the conversation to the capital markets for a minute here. We're going to bring in Nick Dhesi, who's partner and M&A Latham and Watkins. He's actually not too far from Steve there in Houston. Welcome, and thanks for being here, Nick.

Nick S. Dhesi (Latham & Watkins) (00:20:36):

Looking forward to joining you from Space City today.

John Jannarone (IPO Edge) (00:20:39):

All right. And then we also have our friend Tom Cook, who's senior vice president of investor relations at ICR. Tom, I believe worked with both of the two CEOs on their deals. You just met Tom. Thanks for joining as well.

Tom Cook (ICR) (00:20:53):

Thanks for having me.

John Jannarone (IPO Edge) (00:20:55):

And by the way, Steve and Dan, please stick around here with us, but if I can just turn to Nick first and address what I guess is the elephant in the room, the capital markets are a little tough right now, especially for technology companies. Across the board the NASDAQ is having one of its worst years in a long, long time. How do you take a company public in an environment like this, Nick?

Nick S. Dhesi (Latham & Watkins) (00:21:21):

Well, I think it all comes down to the reality that... You said it. Traditional IPO markets are challenged. We're expecting that to continue through 2022, and while there's more optimism for 2023, the big problem we try to solve with our clients is you have to continue to execute on your business. And that means continuing to source capital either on the private or the public side, so on the private side, we look at private capital continuing to fill a void while there's a suspension of the public markets. So you're seeing structured products, preferred equity, convertible debt, as well as strategic investors starting to step in who look for more vertical integration in their business. And so they're willing to partner and fund into companies who can provide some of that support down the road, and then to your question on the public side, you heard from Steve, specs are still very much an option, but we have to recognize that the complexion of spec deals in the spec market has changed.

Nick S. Dhesi (Latham & Watkins) (00:22:16):

It's a more discriminating market. There's a focus on real revenues and contracts, fully funded business models and paths to profitability, and what you really need in that environment is the right partner. And I think intuitive machines is an example of that. They found in IPACS a discipline partner who aligned with their vision but also supplied committed capital. And I think that's the kind of transaction and the kind of business partnership that's going to be successful in this market.

John Jannarone (IPO Edge) (00:22:42):

All right, great. And then if we could ask you to look into your crystal ball, Nick, are the capital markets warming up at all? Do you think there'll be a time, hopefully pretty soon, where growth companies are going to have better access to the capital markets? Or maybe as you said, it's just going to be very selective for a while?

Nick S. Dhesi (Latham & Watkins) (00:23:00):

It's a good question and I think there's certainly more activity now, but what does that activity look like? I think if you compare going through the end of Q3 into Q4 versus Q1 into Q2, I think there's at least a pipeline now, even though there's not a ton of announced deals, whereas Q1 into Q2, there was really an absence of that pipeline developing. So I do think there's optimism going into 2023, but I think the reality is there will be a significant amount of supply that comes online at that time. And if a market opens in 2023, you want to make sure you've used 2022 to prepare yourself to seize that opportunity. I think the other thing that's happening in the market, it's not necessarily good news, but it's progress, and that's you're seeing overpriced deals that are either rolling off or terminating and that feeds into the cycle of some difficult decisions and discipline now will actually yield more credibility and ultimately more access to capital later. And so I think it's a little bit of a growing pain, but it's one that as an industry we're all going to work through because I think it's going to, again, yield opportunities next year. But really more than anything else, as with all things in this space, it's all about staying focused on the long term mission plan and executing on your business.

John Jannarone (IPO Edge) (00:24:17):

And you just made me think of something, Nick, on spec specifically. First quarter of next year, a lot of these are going to be forced to liquidate. Is that not the end of the world? Is that perhaps a good thing if a little bit of that cash goes away and there's not so much of it around?

Nick S. Dhesi (Latham & Watkins) (00:24:33):

Yeah, I think there's no doubt that even with some of those roll offs, there's going to be an oversupply of capital. I think, again, it all turns back to the right business partnerships and that has to be more than capital. It's got to be an alignment on how you're going to structure your deal to have a successful combined company post transaction, and I think, again, using the examples of some of the companies that are on this panel and in this presentation, I think there are a lot of those opportunities to have those successful partnerships. So the number of entities will decline. That doesn't necessarily mean the number of deals will decline because quality always prevails.

John Jannarone (IPO Edge) (00:25:09):

All right, great. Don't go away, Nick, that was really helpful. Tom, I want to ask you a question. So Tom, of course is in the investor relations business. Tom, tell us a little bit about how companies in this industry can communicate to the investment community when they're pretty early stage and there may not be a whole lot of revenue yet, certainly maybe not profits. What advice do you give to clients when it comes to addressing milestones or other things to make investors perk up?

Tom Cook (ICR) (00:25:38):

Yeah, thanks John. Look, based on commentary we've heard from investors, they're looking for companies that have a demonstrated track record of performance and credibility, and so there are a number of investors who are looking for companies coming out of dSPAC to post 2, 3, 4 quarters worth of performance before taking a position. And really that's driven from SPACs who came in the process and missed their targets, so it's important for companies to think about their roadmap for the out quarters and build in the key milestones to their messaging. So if you're working on a new product, giving the investment community a sense of the near term gating items, whether it's a successful test or qualifying new suppliers to diversify your supply chain, you want to get into this quarterly cadence of incremental items like that which allows you to start building credibility for those who are tracking the story and allows you to keep a positive narrative moving forward, and so I think in addition to that, you want to make sure you continue to participate in events on a quarterly basis. That could be investor conferences, opportunistic retail events, and non-deal road shows.

John Jannarone (IPO Edge) (00:26:53):

All right, great. We've got a couple questions that came in here. There's one for Dan, but before that, Dan or Steve, do you want to weigh in either of those topics? I think that was pretty comprehensive. Nope. All right, Dan, so if you could, can you give us an update on where your UK license is and how many launches are you on track to do this year?

Dan Hart (Virgin Orbit Holdings) (00:27:15):

So let's see. We have been working very closely with the CAA. They're the FAA equivalent of the Civil Air Authority over in the UK right now. It is the focus, I was in London very recently and met with government officials and it's very clear that there is a real commitment to drive forward and get into space access. That said, there's some questions and it's important in this business to make sure that the roles are clear and safety is job one. So we're working very closely with the CAA, but we're working on a cadence that is really strong. I haven't put out a launch date yet, although we do have a date that we're working to right now and we will, over the next few days, put that out. But we're gearing up right now for logistics to ship rockets and equipment and our airplane overseas. Our plan has been four launches. Clearly, we will be focused first on this launch and then we'll be taking a look and see if we can get that fourth one in.

John Jannarone (IPO Edge) (00:28:33):

All right, great. I think with that we're going to move on to our next company. We're going to meet Satixfy and David, before we do Jarrett, do you want to play a video I think we have from Satixfy before we meet David Ripstein?

Jarrett Banks (IPO Edge) (00:28:49):

Sure, Let's do it.

Speaker 11 (00:29:16):

Sunrise is a partnership project led by OneWeb and supported by the European Space Agency and the UK space agencies. The Sunrise 5G pilot test project is about 5G and 6G connectivity using global, flexible, and low latency communications coverage. The test we are doing represent the first full end-to-end link through the LEO satellite constellation with an innovative and compact antenna.

Speaker 10 (00:29:43):

We're launching a constellation of 648 satellites into low earth orbit. Our agile, efficient and responsible constellation will deliver connectivity to individuals, businesses, and communities on the ground, at sea, and in the air. Our approach to delivering connectivity is through collaboration with like-minded world class partners who share our vision of a truly connected world. We're partnering with Satixfy and CGI on this UK space agency funded program to deliver connectivity everywhere.

Speaker 12 (00:30:15):

CGI bringing our deep understanding of 5G together with our end-to-end system integration expertise to integrate 5G with the one web service. CGI bringing our orchestration capability to enable the switching between LEO and GEO to make the most efficient use of the resources available to us.

Speaker 13 (00:30:32):

Satixfy's range of terminals enables OneWeb to offer broadband experience for multiple applications. Satixfy's electronically steerable multi-beam antennas are based on digital beam forming technology developed with the support of [inaudible 00:30:48], providing robust connectivity and extending 5G's global reach.

Speaker 10 (00:30:52):

The seamless 5G LEO-GEO hybrid solution enabled through the Satixfy terminal will deliver the flexibility, reliability, and capacity that operators are looking for in order to satisfy the connectivity needs of today's digital passenger regardless of location, latitude or altitude in the post pandemic world, connectivity is even more important than ever. Passengers on the move expect to remain connected just as they do at home or in the office.

Speaker 11 (00:31:19):

The project is a real collective team performance between the European Space Agency, OneWeb, Satixfy, and CGI showing that fast, high quality 5G connectivity is already a reality.

Jarrett Banks (IPO Edge) (00:31:48):

All right, great. Welcome David Ripstein, the CEO of Satixfy which is merging with a SPAC called Endurance Acquisition Corp. That's EDNC on NASDAQ. David, welcome to the program. Let's get right into it. We just saw the video showing your work with OneWeb, which wants to deliver global coverage through a constellation of satellites. What's the role for Satixfy with OneWeb?

David Ripstein (Satixfy) (00:32:21):

First of all, thank you very much for having me in this forum. I will take us back like 30 years ago when the internet enter our life with the dial up connection, few kilobytes per second, if you remember. And then also something like 30 years ago, maybe 35 years ago, the mobile phone with its one generation, two generation, second generation brought another layer of revolution helping us having the capability to move with connection, with connectivity. And also with that, we got then the ability to text, if you remember, through SMS. This was 30, 35 years ago. Today we are in the fifth generation of the cellular in place, not all over the world, but in the main countries. We have strong internet networks and still we do not get the full coverage while being in rural areas, cruising, or flying.

More than that, if we are looking at what happened in Russia-Ukraine War and even in the political situation in Iran, where there are a lot of protests, a lot of people that are not connected today to the internet and still they need the communication to generate their political moves. You do believe that satellite communication needs to generate full connectivity and even a backup to the telecom well known industry, and this is what we are doing with our digital beamforming technology which gives much more capacity and robust communication. And of course, we are not doing it alone. Communication is not everything. We need partners like OneWeb and others to generate this kind of revolution.

Jarrett Banks (IPO Edge) (00:34:50):

All right. Now, what role is Satixfy going to play in direct to cell 5G non-terrestrial networks?

David Ripstein (Satixfy) (00:34:59):

Yeah, well I think I covered that. We will cover the area that are not covered by the 5G by being a complementary solution. But more than that, I believe there is a need in today’s environment for the satellite to become a backup. And we see more and more governments, we see more and more big companies doing the investment to control the communication with this technology and we are there.

Jarrett Banks (IPO Edge) (00:35:38):

Okay. And what are the trends that you expect to see upcoming in this industry?

David Ripstein (Satixfy) (00:35:45):

Yeah. Well, I'm not sure you're all aware, but I'm relatively new in the satellite business, coming to this area from three decades, maybe even more, in the communication and telecom industry. And it's helped me to come fresh and to bring my own views. So what I am very passionate about and generally believe in is that as time will go, we'll see the size of satellites going down from GEO, MEO, LEO, satellite, but it will reach the nano satellite and even the pico satellite, which is around one kilogram or so, I do believe that our grandchildren will own their own satellite like we have a router in our houses, and this is one trend, so the size and the technology can support it and will support it. The size of the satellite will be reduced, the performance will increase, and of course the cost will be reduced.

Another trend, being an engineer, I can afford myself to imagine that within the satellite we will see edge computing, meaning the data will be digested in the satellite or will be stored the satellite with very powerful computer capabilities that will be embedded in the satellite and there are different applications for that. So it'll not be only, let's say, a router for communication that take from one place to another. It will digest the data and probably will have to bring some value to it. When it will happen, I don't know. It's hard even to imagine, but still I think the trend will take us there, and again, I'm doing whatever I can that Satixfy will be there as it goes in this direction, bringing a powerful ASICs team to the satellites with edge computer capabilities as well.

Jarrett Banks (IPO Edge) (00:38:15):

You mentioned places like Ukraine and Iran earlier. Are these places where you could see this technology pop up?

David Ripstein (Satixfy) (00:38:25):

Well, I see over there the need of satellites that are independent, and a need to generate high capacity and robust communication. We are in the part, we are in Satixfy in the part of the communication, but I believe there is a strong need and everybody understand that. And part of the lessons of what's going on now will be more satellite, full coverage on Earth.

Jarrett Banks (IPO Edge) (00:38:59):

Very important indeed. Now of course you're going public through a SPAC. Why a SPAC? Why now?

David Ripstein (Satixfy) (00:39:07):

Yeah. Yeah, we are soon to list, I believe. And the way I see it, we should not manage timing to become a public, but to focus on the value we are bringing and we need to bring value to our customers and shareholders. For the customers, the type of customers we have and are going to have, they need that transparency. They need to know exactly anything related to our company from technology up to finance, and being a public company, provides them this value.

Another thing is, from my experience, I was a CEO for a public company for 10 years in the telecom industry, and I learned the public market knows quite well to let's say, bless you upon success, meaning if you increase your performance, the shareholders enjoy the trend and also the company enjoy the trend because all of a sudden it's a platform that people want to invest in. And since I'm a strong believer in our technology and our capability to grow, then I believe being a public company is the right thing for us to do. I cannot choose the timing. I don't want to choose the timing and we are ready to go, whatever will happen.

Jarrett Banks (IPO Edge) (00:40:44):

All right. We're going to keep the program moving here, but we will be talking with you, David, a little bit later.

David Ripstein (Satixfy) (00:40:51):

Okay, thank you very much.

Jarrett Banks (IPO Edge) (00:40:53):

I'm going to bring back John, who's going to introduce the CEO of Planet Labs, Mike Safyan. And we're going to watch another video here.

John Jannarone (IPO Edge) (00:41:03):

That's right. Yeah, let's play the video. He's actually the vice president of Launch. But let's check out the video first and then we'll talk about what being the VP of Launch is all about.

Speaker 14 (00:41:20):

A decade ago, out of a Silicon Valley garage, Planet began its stellar journey.

Speaker 15 (00:41:26):

We've always had the goal of empowering humanity with imagery of the planet taken on a more frequent basis.

Speaker 14 (00:41:34):

To achieve that, we'd have to act differently. Agile aerospace, as we called it, meant doing away with bulky billion dollar satellites with drawn out launch cycles. Instead, we design and build our own, tiny, inexpensive Earth imaging powerhouses delivering data on demand.

Speaker 15 (00:41:55):

And now we're at the point where we can image the entire Earth every single day. And it's a new capability that humanity's never had before.

Speaker 14 (00:42:03):

Our constellation of nearly 200 Earth observation satellites currently orbiting Earth is the largest ever. And we've a mastered 10-year archive of proprietary data that grows by 15 terabytes every day, creating a search engine for the planet.

Speaker 15 (00:42:21):

Google indexed what's on the internet and made it searchable. We're indexing what's on the Earth and making it searchable.

Speaker 14 (00:42:28):

To unlock the value in this vast data set, we've spent a decade building out a platform that uses machine learning to make the data easy to consume, and it allows us to combine information and data to deliver ever greater capabilities to our customers' ever evolving needs.

Speaker 16 (00:42:47):

Businesses today operate faster than ever before. Last month's data is no longer sufficient. Last week's data is no longer sufficient. You need today's data.

Speaker 14 (00:42:59):

All of this innovation has resulted in significant barriers to entry, which place Planet miles ahead of the competition.

Speaker 17 (00:43:08):

This is just going to get better and more ubiquitous all the time, and there's a market for it. And Planet is a company that's really at the forefront of all of this.

John Jannarone (IPO Edge) (00:43:22):

All right, great. We're going to stop that video there. I just want to remind everyone that Planet Labs just reported a very strong quarter actually raising full year revenue guidance. And there'll be an investor day coming up next week on the 12th that you can attend. Now Mike, welcome to the show. We've hosted Planet Labs in here a couple times, but it's your first appearance, so tell us about your role as vice president of Launch at Planet Labs.

Mike Safyan (Planet Labs) (00:43:48):

Sure. At Planet we design, build and operate our own satellite fleet. It's the world's largest fleet of remote sensing satellites, and we're truly a data analytics company, so we're licensing that imagery and the derived products to customers all around the world. My job, we don't have our own rockets, so we need to work with launch companies around the world to get our satellite up into space. And Launch is a very dynamic market. Things have really evolved since when we started out as a company a little over a decade ago. And so staying on top of all that and making sure that we have secure access to space at lower cost to the right orbits and in the time that our satellites need to go up, that's my day-to-day.

John Jannarone (IPO Edge) (00:44:29):

Great. Now, I don't want to make you blush with superlatives here, Mike, but I believe you may be the most prolific buyer of launches in history. Tell us a bit about your background and how you bought so many launches.

Mike Safyan (Planet Labs) (00:44:39):

Well, I would have to fact check that, but I've certainly bought a lot of launches over my decade plus here at Planet. I have a background in aerospace engineering. The core team at Planet came from an asset background. We've certainly expanded since then, but because our satellites are small and we can launch lots of them, that enables us to work with lots of different launch providers around the world, rather than spend a decade to build a billion dollar satellite that gets launched once.

Mike Safyan (Planet Labs) (00:45:09):

And so we are also updating the technology of the satellites much more frequently than has been done in the past. We think of it as their smartphone. Nobody wants to be walking around with a smartphone that's older than a couple of years. And similarly, we want our satellites to be at the edge of what's available technology wise. And we're typically borrowing advances in commercial electronics from the smartphone industry, from laptops, from electric cars, all those kinds of things that we're riding those R&D waves and applying it into space and making sure that we're continuously offering the best and best products from our space fleet.

John Jannarone (IPO Edge) (00:45:49):

All right, now great. Something that came up in that video, which I'm sure everyone, caught everyone's attention, is the very large number of satellites you already have in orbit, plenty of satellites, plenty of revenue. This in an industry where a lot of companies are very, very, very early stage. Can you tell us how else you might stand out talking to investors who are perhaps new to the industry?

Mike Safyan (Planet Labs) (00:46:10):

From the satellite perspective, we have two main fleets. We have the medium resolution that's scanning the entire Earth every day at three to five meters per pixel. And then we have our high res fleet that zooms down to about 50 centimeters per pixel and looks at very specific areas, oftentimes informed by changes that we're seeing with the global scan of the medium resolution. When we talk about what differentiates our business, we talk about some of the moats that we've established around ourselves. The first one, as you mentioned, is the satellite. It's the largest fleet of remote sensing satellites. We're continuing to push technology in launching better and better satellites. And we've had some recent announcements around that.

Mike Safyan (Planet Labs) (00:46:47):

I think the second mode is our data. We have this very unique data set. Nobody in the world has this combination of both global scan medium res, plus high res. That's never existed before in human history and is certainly an outlier today. And finally, the third mode is the machine learning analytics that we're putting on top of that. We're generating terabytes of pixels a day, but people want insights. People want information that they can act on in, and want it fast enough that they can do it in a timely manner. And that's what we're developing on top of that as we move up the stack for the value we can provide to our customers.

Mike Safyan (Planet Labs) (00:47:24):

And actually the fourth mode which I would point to is actually our execution. I think there's a lot of great ideas and a lot of talk and a lot of excitement in the space industry, but Planet being the mature company that it is, is demonstrating fairly consistently that we're operating to plan, sometimes even feeding like we did in this last quarter. But I think one of our secret sauces is just how good we are at execution.

John Jannarone (IPO Edge) (00:47:50):

All right, great. A couple more quick ones and then we're going to get to Scott from AST. But the world is watching right now, obviously, as scary things are going on in the Ukraine. And I got an alert the other night in my phone that a missile just flew over Northern Japan and there were sirens going off. Are you guys able to watch this stuff? And how closely can you?

Mike Safyan (Planet Labs) (00:48:12):

Yeah, I think with the global scan, we're getting a daily update, everything that's going on, even if the news hasn't caught up to it yet. I think that one of the differentiators is there are some satellite companies out there that really focus just on high res. And with high res you have to know ahead of time where you want to look, so oftentimes those satellite assets are chasing the news, whereas I think of our system differentiated as we're making the news. We can see some of these indicators or signs of what's happening before people even know that's a good place to look. Not only are we monitoring activities in Ukraine, which is a really important stage in the geopolitical scene, we're monitoring the other places as well. Production in Ukraine is being reduced, but we want to know what wheat production is happening around the world as well because that has impacts to the global economy. We're able to look at all of these things and things we didn't even know we wanted to look at through the uniqueness of our constellation.

John Jannarone (IPO Edge) (00:49:12):

Great. Now just one last thing, and I'm only myself just noticing this, perhaps not a coincidence now, you had Mike Bloomberg there. In your investor presentation, you compare Planet to being like a Bloomberg, but for data about the planet. Tell us about the model. Do people sign up and subscribe just like you get a Bloomberg terminal and you pay monthly? And do people stay on for years, or is it more one-off things?

Mike Safyan (Planet Labs) (00:49:36):

Yeah, most of the business is recurring subscription. And one of the things that we're seeing is that customers will come in, they'll look at a smaller area as a test case to see what they can do with our data, because again, this data set has never existed before in human history. And so not only are we working with industries that are used to remote sensing data, but this is just a better, more timely data set. We're also expanding into other markets that haven't historically had on-staff geospatial exports that can actually benefit from the information, so on top of the pixels we're providing all this analysis and insights and that's where we see the biggest growth.

Mike Safyan (Planet Labs) (00:50:12):

In the existing markets like agriculture, civil government, defense and intelligence, there's a lot of growth happening there on this subscription basis. There certainly are one-off projects, but for the most part we have repeat customers that are generally expanding and taking more advantage of the increased product offerings that we have. And we're making great headway in these emerging markets that aren't used to working with remote sensing data, but could certainly benefit from the insights like finance, insurance and others.

John Jannarone (IPO Edge) (00:50:39):

All right, great. Now we're going to bring you back in just a few minutes when we have the entire group on for a big panel discussion. I want to welcome back Scott Wisniewski. Scott, thank thanks for being with us. Of course, Scott, you were here last time in a different role as an investment banker at Barclays covering the sector. You're actually on with your now CEO, Abel. Welcome back. I just want to remind everyone who's not familiar, AST is the only low Earth orbit. We've talked about LEO broadband communications company that's publicly traded. Tell us a bit about space based cellular broadband and what AST aims to achieve. We heard a little bit from Satixfy earlier. You're in a slightly different part of the industry. Can you explain that?

Scott Wisniewski (AST SpaceMobile) (00:51:21):

Sure, and thanks for having me again, John. We of course, founded in 2017, have been working at solving the direct cell phone broadband problem ever since then. It's really a holy grail that's been chased for a long time in the industry. It's a very large TAM, the wireless market, relative to legacy satellite TAMs. And we have the TC 2400 patent and patent pending claims. We just launched a satellite, it's been in orbit for a couple weeks. And we have the partnerships to execute on this challenge. It's a big one, but if you can connect directly to cell phones with broadband 4G, 5G speeds, the 5 billion phones that exist in the world today, that's very powerful, and that's the problem we're chasing. Our mission is to ensure that 5G is not just for the rich. No one will be a second class citizen. You'll have 5G on your phone no matter where you live, work, or travel.

John Jannarone (IPO Edge) (00:52:22):

And just from a user perspective, so we can all try to imagine what this is going to be like, Scott, will it pop up on my iPhone? Will it say SpaceMobile if in a SpaceMobile network? Is that how it would look?

Scott Wisniewski (AST SpaceMobile) (00:52:34):

From the beginning of the network and the design of the network, we've designed it to mirror existing cellular architecture. And the reason for that is because the cell phone industry and the service providers, the network providers, it's an incredible industry that's really made huge strides to give us all these phones. We've got access to all the world's information in our pocket, anywhere we go. We want to tap into that to the best of our ability, and that's why we've partnered from the beginning with someone like Vodafone, who's the largest cell phone company outside of China. They have invested in us twice, they're on our board. It's why we announced an agreement earlier this summer with Nokia, who we've been working with for two years, who's helping us with ground network equipment and related software.

Scott Wisniewski (AST SpaceMobile) (00:53:20):

It's important that you mirror cellular architecture to solve this problem because you don't want to change the phone in any way. And if you solve this problem and give a user access to 4G, 5G speeds and service and voice text data and you do it without modifying the phone software, hardware, you do it on so that they can roam onto this network, if you can solve the problem in that way, it's very powerful, and so that's what we've been at from the beginning. And the simple answer is, when you're out of coverage, you get a text, you click yes, and then you'll have access to this service through your existing mobile network operator partner.

John Jannarone (IPO Edge) (00:54:00):

Almost like if I fly to Europe, it'll tell me for $10 a day I can jump on one of these other partner networks, right?

Scott Wisniewski (AST SpaceMobile) (00:54:07):

That's right. And our architecture and our solution depends on a lot of new advancements that we've made, but it also stands on the shoulders of a lot of advancements the industry has made. And that intelligence that you just described, that your phone knows when it lands, to connect to someone else's network to get from a simple text, click yes, and then you have access to the network interoperably with the same technology, we're doing something very similar. And that intelligence exists. When you work with the MNOs for network planning, you can design this intelligence into their network so that the phone at certain locations knows to look for us and look for our network. And in that way, the phone and their customer can be connected directly to our network and use 4G and 5G as they're accustomed to.

John Jannarone (IPO Edge) (00:54:54):

And just for everyone who has not seen the Planet, excuse me, the AST investor presentation, there's a slide in there that shows that there are in fact ways to get satellite phone coverage, but you need different equipment, right Scott? I'd have to buy a satellite phone, which is nothing like my iPhone or my Android phone, right?

Scott Wisniewski (AST SpaceMobile) (00:55:11):

Right. Like I said, we've been at this since 2017, and a lot of our conversations historically with folks are explaining to them how is it possible that you could connect to a satellite 500 miles away with a regular phone? And the answer is with big satellites and a lot of patented solves that we have related to those satellites. And we use big high powered satellites to connect with your low powered, low antenna strength phone. And that's very important. It's made possible through existing tech with solves that allow us to work directly with a regular phone.

Scott Wisniewski (AST SpaceMobile) (00:55:49):

Because as you describe, sat phones is old technology that exists today, but it does, it's not interoperable with regular 5 billion mobile phones, the 3GPP compliant phones, the ecosystem that's been created. We want to tap into that same ecosystem, and that's why our relationships with Vodafone and Nokia and American Tower and other folks like that are so important. The general technology has been available, but the ability to do it with higher throughput, with lower latency, with a connectivity to the regular device, that's new.

John Jannarone (IPO Edge) (00:56:24):

All right. Great. Just one final question. We're going to bring everybody back. And for everyone in the audience out there, please shoot in more questions. We've got a bunch in the queue. But last question, Scott, [inaudible 00:56:32] update on any recent milestones and just how far am I away from seeing the SpaceMobile option pop up on my phone?

Scott Wisniewski (AST SpaceMobile) (00:56:42):

To date, we've signed up 25 different mobile network operators globally to agreements or MOUs that it will allow us in the future to connect to their subscribers. That's a total of nearly 2 billion subscribers under all those agreements and understanding, so it's a pretty big number. Lately, we launched our second test satellite on September 10th. This is in orbit. It's moving at 20,000 miles an hour around the earth every 90 minutes. We're monitoring it. We just put up the first pictures of it last night on Twitter. It's very exciting. We're learning to fly and we're getting ready to unfold the antenna.

Scott Wisniewski (AST SpaceMobile) (00:57:18):

So the milestones to look for next are the unfolding, which we've guided to the end of October, the second half of October. And then after that, we'll be demonstrating the capabilities of the satellite in the weeks and months that follow. So a lot of good technology de-risking milestones for us in the coming months. And after that, we'll be doing testing with many of those 25 [inaudible 00:57:41] around the world, including AT&T in the US, Vodafone in Europe and Africa, Orange in Africa, Rakuten Mobile in Japan across all six inhabited continents.

Scott Wisniewski (AST SpaceMobile) (00:57:49):

So it's an exciting stretch of time now that we've got a real big satellite in orbit. It'll be, once it's deployed, the largest ever communications array commercially placed into lower orbit. So it's a really big innovation. It's a great milestone for humankind. And it's one that is going to not only solve a lot of our problems in the developed world, but also lift folks out of poverty in the developing world with a solution that can be purchased for a relatively small ARPO every day using the phone that already exists in your pocket.

John Jannarone (IPO Edge) (00:58:21):

All right, great. Thanks a lot, Scott. Don't go anywhere. And I'd like everyone to come back. We've got a bunch of questions flying in. I'm going to hit a couple of those first. First one here is from Roberto, a good friend of our program. He says, it looks like a lot of these businesses are somewhat interconnected in terms of the need for consistent launches. And he's asking Dan and Mike, what do you think? Are we at the point where there's enough launches happening to meet the needs of all these different businesses out there?

Dan Hart (Virgin Orbit Holdings) (00:58:51):

Well, let's see. I could start, and then Mike, why don't you take it from there. I would say that there's a lot of plans. There's plans across the commercial world, there's distributed architectures now plan in the government. There's the SDA. And what we're finding is that other governments are wanting their own constellations. And so we're seeing a lot of planning and a lot of capital coming in. So the current launch cadence is not going to satisfy two or three years out. We are scaling, others are scaling. There are some people trying to come across from aspiration into operation. Hard to do, but working on it. And so the answer is no, and we're working on it.

John Jannarone (IPO Edge) (00:59:44):

All right.

Mike Safyan (Planet Labs) (00:59:45):

Yeah, I think from the satellite perspective, it's always good to have more launch options. And I think certain launch options are kind of tailored or optimized for different scenarios. And I think it's really healthy for the industry to be able to have those different options. And so I think that the pie is just generally growing. Like Dan's talking about, there's more satellites, especially in larger constellations, which need more launch capacity and have different national considerations or different [inaudible 01:00:14] considerations. So it's generally a good thing. Not all of the prospective launch companies out there will make it. And you could say the same about a lot of the satellite companies out there, but in general, the trend I think is only going in one direction.

John Jannarone (IPO Edge) (01:00:28):

Great. As a follow- up to that, a trend that I think we've discussed on this program many times is the declining cost of launch and declining cost per kilogram of payload. How much is that a continuing theme and are these costs still following? And I'll open that to anyone, but Mike, you've probably got a thought since-

Mike Safyan (Planet Labs) (01:00:48):

Yeah, we've certainly seen launch pricing come down over the years and to our benefit. I think that it can either allow us to launch more satellites for the same price or the same amount of satellites for a lower price. And so I think that with a lot of these new launch vehicles out there, there is more of a competition around pricing or a competition around a specific type of service or a specific added value add that they can provide.

Mike Safyan (Planet Labs) (01:01:14):

So I think it's generally a good thing. And I think things like the Starship is another step function in the launch market. To have such a big reusable launch vehicle, I think will have a pretty large impact into the market. But, yeah, as the satellite operator, we believe that it's very beneficial to us as prices come down. And it also, it's this virtuous cycle; it lowers the barrier of entry, which means that more satellite companies, more space exploration companies can execute on plans at lower cost.

Steve Altemus (Intuitive Machines) (01:01:45):

Yeah, I would've to agree with Mike there that the whole space exploration market and the moon, which to this date has been basically unaccessible to anything but sovereign governments is now accessible to commercial entities based on the reduction in launch price and launch access. So we can now talk about pricing payloads to the surface of the moon in terms of dollars per kilogram based on the decreasing launch cost. And so that really has been an enabler that allows the US economy in particular, with its access to low launch costs, to be able to take on greater and greater challenges further and further away from the earth.

John Jannarone (IPO Edge) (01:02:28):

All right, great. I'm going to get back to an industry question, but before I do, I want to turn one to Tom and Nick here. Obviously in the last couple of years, many, many companies in this industry have gone public, but Nick and Tom, are there yet more private space companies that might tap a public markets soon, assuming the markets can bear it. Nick and Tom, is there a pipeline there?

Nick S. Dhesi (Latham & Watkins) (01:02:52):

Yeah, it feeds into the conversation. I think the reality is we talk about vertical integration, we talk about reduced launch costs, we talk about generational technology shifts. That's the work of many. And I think there are a lot of companies out there who have the ability to tap the public markets and scale their businesses in a way to contribute solutions over time. I just think it requires patience, including patience by those companies, and discipline as to the right timing and the right partnership to take them public.

John Jannarone (IPO Edge) (01:03:23):

Great. Tom?

Tom Cook (ICR) (01:03:26):

Yeah, just to add to that, I would point out that while it is a challenging environment, there was a big announcement this past week with A Industrial Partners and BlackRock acquiring York, which is a small satellite manufacturer, and that had over a billion dollar valuation. So there's certainly still demand out there for companies, and it's just a little more conservative at the moment.

John Jannarone (IPO Edge) (01:03:50):

Great. Now Nick mentioned a vertical integration, would anyone like to speak to the importance of that in any of your particular businesses among the five companies here?

Steve Altemus (Intuitive Machines) (01:03:59):

Yeah, I could talk about it a little bit. What we've found is we're not completely vertically integrated, but with the COVID pandemic and the subsequent supply chain challenges that we've experienced as an industry in aerospace in particular, we find that vertically integrating the core technologies that keep us on track, the long lead items, the difficult things, makes us less reliant on a supply chain and keeps us moving with agility and speed at a time when that's the name of the game in aerospace.

Steve Altemus (Intuitive Machines) (01:04:36):

So we in particular integrate our technologies like propulsion and navigation systems and those sorts of things that aren't readily available in the supply chain, and so that we can be in charge of our own destiny, if you will.

John Jannarone (IPO Edge) (01:04:56):

Great. Now we talked about the cost of launches going down, and of course they're much smaller rockets, but David spoke earlier about satellites getting much, much smaller. David, you weighed in on that, but maybe we can ask Dan about this. What are your views on that? Are these going to continue to shrink in size? Is that the future and is it going to help the industry as a whole?

Dan Hart (Virgin Orbit Holdings) (01:05:17):

I think the general trend is there. However, I'll say that once somebody makes a satellite platform, there isn't a satellite platform that's ever big enough. So it's sort of a saw tooth. You come down and then you try to put a little bit more payload on there, a little more power and you come up a little bit. But in general, we're migrating smaller and we're learning how to make satellites work together where crosslinks are becoming more common. And so right now, distribution is a big deal. I do think large satellites will always be with us. There's a place for them. Geosynchronous is real, it's physics. But overall, what's really exciting is the satellites are getting smaller, they're getting less expensive, and there are more groups across the world getting involved in making them, operating them and coming up with new applications. And that's perhaps the most exciting part.

John Jannarone (IPO Edge) (01:06:17):

Great. We've got a couple here that are directed to you, Scott. This one's about the competitive landscape. Can you talk about that? Of course, Satixfy works with one web in the same industry, Apple's got something cooking, how competitive is out there and is there room for a bunch of you guys? Surely we have a few dozen gigantic telecoms companies here on earth that are all doing just fine, but tell us what the landscapes like in space.

Scott Wisniewski (AST SpaceMobile) (01:06:47):

Well, to understand space, you got to understand the ground first. So as a telecom banker for over a decade, the trends in telecom are incredible in terms of coverage, demand, constant coverage demand and bandwidth demands. So the demand drivers are incredible. We could come up with all kinds of use cases we see today and others we don't know yet. So the demand drivers are incredible for bandwidth and coverage.

Scott Wisniewski (AST SpaceMobile) (01:07:12):

From the space perspective, listen, you mentioned [inaudible 01:07:17] industry. It's a two billion dollar industry, very small. The broader satellite broadband industry, tens of billions of dollars, serves mostly maritime, aviation, government, enterprise with a little bit of vacation homes. And that's an okay industry. That's very competitive. It's been competitive for some time. That's why we're going after the wireless [inaudible 01:07:40]. It's a trillion dollar market. There's no one today that accesses this market. It's zero today. Most or several market research firms estimate the size of the market on an annual basis between the tens of billions within 10 years.

Scott Wisniewski (AST SpaceMobile) (01:07:56):

And the excitement around the sector where a lot of folks have put their hand up in the last three months and said, "Hey, this is what we're going to try to do," is clearly an indicator of where folks think things are going. For us, we've been at this for a long time. We've got a lot of IP, we've got tremendous partners, including the number one carrier outside of China, the number one cell tower company in the world, the number one handset OEM, other folks in the industry as investors, as partners that are leaders. And we like our chances.

Scott Wisniewski (AST SpaceMobile) (01:08:29):

At the end of the day, it's a big market though. Yes, we have five year exclusivity, mutual exclusivity with Vodafone and 24 other markets as the largest cell phone carrier in the world outside of China. But we also believe it's going to be a big market. There's a lot of options, a lot of different services. But in terms of cellular broadband, we're squarely focused on that opportunity and believe it's going to be a big one.

John Jannarone (IPO Edge) (01:08:53):

Great. And just... Yeah, sorry, go ahead.

David Ripstein (Satixfy) (01:08:55):

Yeah, I would like to add to what Scott said. If you are looking at the telecom industry in the last, as I mentioned, 35 years, it's take something like a decade for new generation to come because you need at the end of the day to put hardware on towers all over the world and that's the ground is quite heavy to do this revolution. So it's take eight to 10 years every time to do, to put there or bring the next generation.

What I find out that with the satellite communication, it's at least currently, it is much faster. And that should encourage every one of us in different aspect of this industry. It really takes something like two to three years to generate the same magnitude of revolution like it's taken the telecom industry.

John Jannarone (IPO Edge) (01:09:49):

That's interesting. Scott, do you agree with that, that it's moving at a faster pace? You've been in the business a long time.

Scott Wisniewski (AST SpaceMobile) (01:09:58):

I think David was right at the beginning to frame this in terms of the multi decade progression. We stand on the shoulders of lower launch cost, miniaturization of cellular technology, standardization of technology, 5G, and new frequencies. And the opportunity is pretty vast. I would say the problem is hard to solve. There's a lot of angles to it and bringing it all together in a smart way. The reason I left my seat at Berkeley is to come to a client was because I felt great conviction over our equity story. And that's because of the partners we have, because of the business model we have, because of the problems that we've avoided and the problems that we've got good solutions for, not to mention the 2,400 patent and patent pending claims.

Scott Wisniewski (AST SpaceMobile) (01:10:43):

So I think one of the cool advantages of LEO networks though, of course, is that you can in new technologies as they develop. So we of course will take advantage of that as well. We've talked a lot about MIMO, which is the ability to connect all the phones antennas at once. That'll give us the ability in later stages of our network rollout to triple the capacity of the network, which is quite powerful. And we're very excited about incorporating any new technology. With 4G, 5G, these are five, 10 year cycles, so our satellite constellation is sized and dated to exactly match those technologies so that we can stay fresh.

John Jannarone (IPO Edge) (01:11:20):

Great. We got time for a couple more questions, which is unfortunate because we've got so many good guests here. I want to ask one of you, someone please raise your hand for this or jump in. Tell us about the international prospects here. I think some of you have clients all over the world. We see it's not just the US space program, there're much, much smaller countries with very ambitious space programs. There are private clients. How much of this business is international and how should we look at that? Maybe-

Dan Hart (Virgin Orbit Holdings) (01:11:46):

I'll make a comment there. There are almost 80 space agencies across the world now. From our business prospect point of view, there's about 10 of them or so who have space launch capability. So the ability to get to space, that gap is a business opportunity that we're focused on.

John Jannarone (IPO Edge) (01:12:06):

All right. That's a really good statistic, Dan. Thanks for that. All right. Looking really further ahead, we'll probably throw this one to Steve. So Steve, you talked about the moon, but what about Mars? What about deep space? How far away is this from being a reality to actually sending spacecraft out there and making a business out of it?

Steve Altemus (Intuitive Machines) (01:12:25):

Well, I think you're seeing a burgeoning industry here as the moon is the next closest step for commercialization and we're already signing customers on ride share opportunities that want to go out beyond the moon to asteroids for... You're also seeing NASA looking forward with the DART mission recently. You saw nine million miles out where they took that mission and collided with an asteroid for planetary defense.

Steve Altemus (Intuitive Machines) (01:12:55):

And so we are seeing a look out further and further. And again, with more capable launch vehicles, lower launch costs, we're seeing those missions as a clear possibility moving forward. It'll take a while to get that established, but we think the model that we've got to commercialize Cislunar space will only lend itself as a jumping off point for further space exploration.

John Jannarone (IPO Edge) (01:13:22):

All right, great. Another one here, and I think this is a perfect group to ask this question, the legacy industrial companies, the Raytheons, Lockheeds of this world, they have space businesses within their conglomerates, but we're talking to five pure place space companies here. Can someone tell us what it's like and how it's different being smaller and more nimble and do you have an advantage there?

Mike Safyan (Planet Labs) (01:13:48):

But I can jump in just quickly on this one. We design, build, and operate the satellites in-house, but we're really a data company. And so we decided that there was a much bigger market, much bigger opportunity to license data. And that's governments, commercial companies, education and research non-profits, et cetera. And so we have the space expertise, but we're not really competing with Lockheed Martin or Raytheon for government contracts for satellites. And we think there's a much bigger opportunity and much more impactful. We're happy that the other players are focusing on where they're at.

Dan Hart (Virgin Orbit Holdings) (01:14:23):

I spent 34 years, great years with Boeing, and I ended up running all of their government satellite programs in that division and then moved into a startup. And I'll say A, those companies are great and very capable, but they are a bit risk averse. There's a slowness in the speed of which decision making happens just because of the structure. So there's a velocity and agility, I'll say that's very liberating, but that also has huge advantages and it's measured risk. So there's that aspect also. But that's why you see such huge advances happening quickly. Across all the companies on this call, you're seeing quick drive to product, drive to from concept into operation, and you wouldn't normally see that in a very large company with a lot of staffing and I'll say bureaucracy associated with them.

John Jannarone (IPO Edge) (01:15:29):

All right. Well, I think that's a great place to leave it. Five ambitious and nimble companies here. Thank you all for joining, as well as our friends, Nick and Tom, that was a really, really interesting discussion. We'll have this replay up in about an hour or so, but I want to thank each of you and everyone in the audience, especially those who asked questions. It was great to see you all again and to make some new friends. So thanks for being here.

Tom Cook (ICR) (01:15:51):

Thank you.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to the shareholders of Endurance Acquisition Corp. (“Endurance”) for their consideration. SatixFy Communications Ltd. (“SatixFy”) has filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which has been declared effective on September 30, 2022, and includes a definitive proxy statement to be distributed to Endurance’s shareholders as of the record date established for voting on the proposed business combination in connection with Endurance’s solicitation for proxies for the vote by Endurance’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SatixFy’s and Endurance’s shareholders in connection with the completion of the proposed business combination. Endurance’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus in connection with Endurance’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about Endurance, SatixFy and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Endurance, without charge, at the SEC's website located at www.sec.gov or by directing a request to Endurance Acquisition Corp., 630 Fifth Avenue, 20th Floor, New York, NY 10111.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This transcript includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of SatixFy’s and Endurance’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SatixFy and Endurance. These forward-looking statements are subject to a number of risks and uncertainties, including the risk that SatixFy and its current and future collaborators are unable to successfully develop and commercialize SatixFy’s products or technologies, including the compact electronically steered multi-beam array designed for mobility services, or experience significant delays in doing so; the ability for SatixFy or its collaborators to obtain the necessary approvals and certifications for SatixFy’s products and technologies; the ability for SatixFy or its collaborators to achieve milestones under the ESA Sunrise Partnership Project; potential design flaws or performance issues in SatixFy’s products and technologies that may not be discovered or discoverable during product trials and demonstrations; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against SatixFy or Endurance, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SatixFy or Endurance or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of SatixFy as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees and the execution of the CEO transition plan; costs related to the proposed business combination; changes in applicable laws or regulations; SatixFy’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other epidemics; changes in the competitive environment affecting SatixFy or its customers, including SatixFy’s inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to SatixFy’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against SatixFy; the possibility that SatixFy or Endurance may be adversely affected by other economic, business and/or competitive factors; SatixFy's estimates of its financial performance; risks related to the fact that SatixFy is incorporated in Israel and governed by Israeli law; the factors disclosed in the Registration Statement under the heading “Risk Factors”; and those factors discussed in Endurance’s final prospectus dated September 14, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021, in each case, under the heading “Risk Factors,” and other documents of Endurance filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SatixFy nor Endurance presently know or that SatixFy and Endurance currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SatixFy’s and Endurance’s expectations, plans or forecasts of future events and views as of the date of this press release. SatixFy and Endurance anticipate that subsequent events and developments will cause SatixFy’s and Endurance’s assessments to change. However, while SatixFy and Endurance may elect to update these forward-looking statements at some point in the future, SatixFy and Endurance specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SatixFy’s and Endurance’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

Endurance, SatixFy and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Endurance’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Endurance’s shareholders in connection with the proposed business combination is set forth in Endurance’s proxy statement / prospectus filed with the SEC. You can find more information about Endurance’s directors and executive officers in Endurance’s final prospectus dated September 14, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the definitive proxy statement / prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts

Investor Contact:

Kevin Hunt, ICR, SatixFyIR@icrinc.com

Media Contacts:

Helena Itzhak, Satixfy, Helena.itzhak@satixfy.com

Brian Ruby, ICR, SatixFyPR@icrinc.com